Exhibit 99.2

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S e p - 22 S e p - 23 S e p - 22 S e p - 23 20

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• • • • • • • • • • • • 32 • • •

Santander
Tu banco



Santander
Santander
Santander
Santander

Banco Santander Chile
Results 3Q23

November 3, 2023

Important information

Banco Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2022 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Agenda

1| Macro Update
2| Chile First: Strategy 2023-2026
3| Balance sheet and results
4| Conclusions
5| Annexes


Santander

Macro update

Macro view


GDP growth
Annual growth %
0.7
-6.1
11.7
2.4
-0.5
2.0
2019
2020
2021
2022
2023 (f)
2024 (f)


Inflation
UF inflation, annual variation, %
2.7
2.7
6.6
13.3
4.7
3.1
2019
2020
2021
2022
2023 (f)
2024 (f)


Monetary Policy Rate
%, eop
1.75
0.5
4.0
11.25
8.25
5.5
2019
2020
2021
2022
2023 (f)
2024 (f)


Fiscal debt
% GDP
28.3
32.5
36.3
35.1
40.1
41.7
2019
2020
2021
2022
2023 (f)
2024 (f)

Source: Central Bank of Chile and Santander estimates

Financial Conditions

Nominal exchange rate

$/US$; %


1,100
1,000
900
800
700
CLP effective
CLP estimated
Jan-22
May-22
Sep-22
Jan-23
May-23
Sep-23

Interest rate spread: TPM- Fed Funds

%


10
8
6
4
2
0
Jan-02
Jan-06
Jan-10
Jan-14
Jan-18
Jan-22

Source: Central Bank of Chile and Santander estimates

Update on proposed regulations

Fiscal pact	Includes income tax changes, greater fiscal oversight and transparency, and measures to support productivity and economic growth.
Pension reform	Bill is under discussion in Congress.
Constitution	New proposal. Exit referendum in December 2023.
Fintech Law	New regulated entities. Open Finance System to share customer`s information with their consent.
Data protection	Final discussion on a new framework for data protection.
Consolidated debt registry	Registry with positive and negative credit information from financial institutions.

Chile First: Strategy 2023-2026

Our strategic pillars

A Digital Bank with Work/Cafés…	Specialization and added value for companies…	Sustained generation of new business opportunities…	An organization that is agile, collaborative and high performance…
…based on state of the art technology and processes and collaborators centered on the customer.	…with a differential value-added service and offer for transactional products, FX and advisory.	…encouraging competition, looking for growth and leading the market in sustainable finance.	…the best place to work in Chile, attracting, developing and retaining exceptional people based on merit.

A Digital Bank with Work/Cafés


Santander
life

- Digital products for the non-bankerized populations that seek to part of the bank, receiving merits for the positive financial behaviours (through loans and savings).


MÁS LUCAS+

- The first 100% digital sight and savings accounts for the mass market. Launched in March 2023.


Work Café
Santander
Expresso

- Consolidating cash services into the Work/Café Expresso.
- New transaction centers, removing tellers and replacing traditional branches.
- Private spaces for cashier interactions and self-service technology, in a Work/Café environment.
- Greater efficiency in the management of cash.
- Less waiting times.
- Improved customer experience NPS score of 80.

DIGITAL CLIENTS


2,061,291
1,076,937
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23

>2 million digital clients

All served by our Branch network, with 80 Work/Cafés, including 4 Work/Café Expressos, and representing 31% of our total network

Digital initiatives and Work/Café boost productivity indicators

BRANCHES


-17%
306
25
8
71
202
254
16
4
80
154
Sep-22
Sep-23
Tradicional
Workcafe
Select
Other

31% without human tellers

- Includes:
- 4 Work/Café Expresso
- 1 Work/Café Startup

PRODUCTIVITY PER BRANCH

Volume[1] per branch(Ch$ million)


+23.1%
219,650
270,452
9M22
9M23

PRODUCTIVITY PER EMPLOYEE

Volumen[1] per employee (Ch$ million)


+6.0%
7,137
7,568
9M22
9M23

Work Café Santander

COMUNIDAD



- Market with more than 7,000 stores
- Job Search Facilities
- Work/Café School
- Business tools: website design.
- Informative talks
- No ATMs; no cash
- 3 x 1 staff vs. front ratio

1. Volume= total loans + total deposits

Specialization and added value for companies


Cuenta
Pyme
Santander
life

- For small and medium sized companies that want a current account for their business.


Getnet
By Santander

- Acquiring network that uses the four-part model to operate, offering an integrated payments solution to businesses.
- Focus on the development of companies of different sizes and improving the customer experience.
- More than 148k of active POS.

SME CLIENTS: TOTAL AND ACTIVE


Total SME Clients
Active SME clients
(Thousands)
Dec-22, 324
Sep-23, 372
Dec-22, 188
Sep-23, 209
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23

NUMBER OF BUSINESS CURRENT ACCOUNTS


(Thousands)
Dec-22; 279
Sep.23; 337
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
Jun-23

NUMBER OF SME GETNET CLIENTS


(Thousands)
Sep-23, 171
Dec-22, 123
Jan-21
May-21
Sep-21
Jan-22
May-22
Sep-22
Jan-23
May-23
Sep-23

+18%
YoY Total SME clients

+16%
YoY Active SME clients

+33%
YoY Business Current accounts

+66%
YoY SMES Getnet clients

An organization that is agile, collaborative and high performance…

Our cost structure means that it costs us less to serve our clients

Recurrence[1]
%


Worst in class,
27.9%
Santander
Best in class (Santander),
56.8%
System, 41.0%

Our fees generated by our customers now cover almost 60% of our expenses.

Cost to assets[1]
%


Santander
Best in class (Santander),
1.1%
Worst in class,
1.8%
System, 1.6%

Our costs represent only 1.1% of our assets
The operating cost to serve and maintain our loans is 2.3%

Cost per branch[1]
$ million per branch


Santander
Best in class (Santander), 3,215
Worst in class,
6,490
System, 4,296

Cost per Current accounts[1]
$ million per current account


Santander
Best in class (Santander), 0.4
Worst in class,
1.5
System, 0.8

1. Recurrence: Fees annualized / total expenses annualized. Costs/ assets: Total expenses annualized / Total assets. Cost/Branch: total expenses annualized / total number of branches. Cost/current accounts: total expenses annualized/ number of current accounts. Source: CMF Chile, as of August 2023 or latest information available. Best and worst in class amongst our peer group (Banco de Chile, Banco Estado, Scotiabank, BCI)

Leading our peers in NPS, with the best contact center in the industry

NET PROMOTER SCORE (NPS)[1]


Santander
Peer 1
Peer2
Peers*
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
51 54 56 59 60 58 55 57 57 56 56 58
48 50 51 53 53 54 54 52 56 59 56 47
42 45 45 46 48 48 48 51 53 51 51 55
30 34 38 41 40 42 46 45 43 43

Top 1 **70 points Contact Center**

70 points App

71 points Website

Based on more than 60,000 surveys, measuring more than 30 NPS metrics everyday across our different service channels

Source: Study by Activa for Santander with a scope of 60,000 surveys to our own clients and over 1,200 surveys to each competitor's clients. Measures the Net Global Satisfaction and Net Promoter Score in three main aspects: service quality, product quality, and brand image. % of clients that value with grade 9 and 10 subtracted by clients that value with grade 1 through 6. Audited by an external provider. *Peer group: BCI, Banco de Chile, Banco Estado, Itau, Scotiabank

Meeting our Responsible Banking goals

Santander Chile	2020	2021	2022	Progress in 2023	Goal 2025
1. Among the best top 10 companies to work for in Chile (#)	GPTW #1	Top Employer	Top Employer	Top Employer	Top Employer
2. Women in managerial positions (%)	25 %	28 %	31 %	28%	30 %
3. Eliminate gender pay gap (%)	3.1 %	2.5 %	2.4 %	2.1%	0 %
4. People financially empowered (k)[1]	921.8	1,693.3	2,716.0	2,774.2	4,000
5. Green financing (US$ million)[1]		47	230	499	-
6. Renewable energy(%)	28 %	28 %	28 %	28%	100 %
7. Eliminate single-use plastics (% reached)	-	100 %	100 %	✓ 100 %	100 %
8. Scholarships, internships, entrepreneurship programs (#)[1]	4,087	9,663	15,881	✓ 15,932	13,541
9. Support people through our community contribution programs (k)[1]	172.2	281.2	394.4	459.8	493.9
10. Be Carbon neutral	✓ 100% since 2019				

1 Numbers accumulated since 2019

Issuance of first green mortgage bond in Chile

Our first issuance under our ESG framework

- Issuance: JPY 8,000 million (US$ 53 million), 2 yr at 0.845%.
- First bond in Chile to finance green mortgages.
- The portfolio has an average size of Ch$86 billion and growing.

The Bank will grant green mortgages to clients that buy green housing. These projects need to have the following certification:

Housing Energy Certification (CEV): Projects with grade A+, A and B are included

CALIFICACIÓN ENERGÉTICA

Support environmental projects
The Bank donates to conservation and preservation projects in Chile.

Preferential interest rates
Clients receive a preferential rate for choosing green housing

Recognitions

Best Bank in the country in:

- SMEs
- Corporate Social Responsibility
- Diversity and Inclusion category

EUROMONEY AWARDS FOR EXCELLENCE 2023

ESG ratings and indexes

Dow Jones Sustainability Indexes

#1 Including Chile, MILA, and Emerging Markets Among Chilean banks

MSCI

ESG
MSCI ESG RATINGS
A
CCC | B | BB | BBB | A | AA | AAA

CLIMATE
MSCI IMPLIED TEMPERATURE RISE 2.05°C
LAGGING | MISALIGNED | 2°C ALIGNED
Banco Santander-Chile has an Implied Temperature Rise of 2.05°C and is on track for warming that would impede global climate goals.[1]

SUSTAINALYTICS

15.0 Low Risk

Negligible	Low	Medium	High	Severe
0-10	10-20	20-30	30-40	40+

FTSE4Good

Included in Emerging Latam and Emerging Global

S&P IPSA ESG
SAM Now a Part of S&P Global

Included in S&P IPSA ESG index, with the **third greatest weight** in the index

Balance sheet and results

Segments performing strongly and ROE impacted by non-client revenues

YTD accumulated net contribution from segments

Ch$ million


+33.0%
853,627
1,135,567
9M22
9M23

Accumulated net income attributable to shareholders

Ch$ million


-54.8%
706,849
319,486
9M22
9M23

Book Value

Ch$ million


8.5%
3,862,433
4,192,619
Sept-22
Sept-23
+15% growth of TNAV per share + Dividend per share

Accumulated ROAE

%


25.9%
10.4%
Sept-22
Sept-23

Solid results from CIB & Middle Market

Net contribution from CIB

Ch$ bn	9M23	YoY
Net interest income	186.3	72.7%
Fees	36.4	31.0%
Financial trx	143.0	20.1%
Total income	**365.7**	**43.6%**
Provisions	5.6	-167.8%
Net op. profit	**371.2**	**50.6%**
Op. expenses	(67.7)	2.5%
Total contribution	**303.5**	**68.5%**

Net contribution from Middle Market

Ch$ bn	9M23	YoY
Net interest income	348.3	20.3%
Fees	48.5	5.7%
Financial trx	21.2	27.7%
Total income	**418.0**	**18.8%**
Provisions	(39.2)	5.3%
Net op. profit	**378.8**	**20.3%**
Op. expenses	(79.8)	0.0%
Total contribution	**299.0**	**27.3%**

Focus on non-lending activities drives profitability in these two segments

Retail banking results increase 21.6% YoY driven by the greater client base and more activity by our clients

Evolution of individual clients (thousands)[1]


% Var Sept 2023 / Sept 2022
Sep-22
Sep-23
+2.9 %
1,977
2,035
+2.5%
1,779
1,824
Active
Digital

Evolution of SME clients (thousands)[1]


% Var Sept 2023/ Sept 2022
Sep-22
Sep-23
+15.7%
181
209
Active

Net contribution of retail banking

Ch$ bn	9M23	YoY
Net interest income	1,023.5	20.8%
Fees	290.6	21.1%
Financial trx	31.9	20.8%
Total income	**1,346.1**	**20.8%**
Provisions	(319.3)	60.1%
Net op. profit	**1,026.8**	**12.3%**
Op. expenses	(493.8)	3.7%
Total contribution	**533.1**	**21.6%**

1. Active clients: Clients with a minimum average balance and/or transactionality

Loan growth driven by commercial lending in the quarter

Total loans


+3.1%
Ch$bn
2.0%
38,924
38,872
39,118
39,362
40,139
Sep 22
Dec-22
Mar-23
Jun-23
Sept-23

Credit card loans


Ch$bn
1,417
1,378
1,049
1,079
1,280
1,544
1,571
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22

Ch$ billion	9M23	YoY	QoQ
Individuals[1]	24,513	7.4%	1.4%
Consumer	5,441	7.8%	0.5%
Auto loans[2]	*889*	*3.6%*	*0.2%*
Credit cards	*1.571*	*17.1%*	*(1.6%)*
Mortgages	16,650	9.0%	1.5%
SMEs	3,667	(6.3%)	3.1%
Retail	28,179	5.4%	1.6%
Middle Market	8,821	(4.9%)	2.9%
Corporate (CIB)	3,124	8.0%	7.6%
Total[3]	**40,139**	**3.1%**	**2.0%**

2023: Focus on loan growth in all segments

Credit cards resume growth after strong contraction in 2020-2021

SME lending starting to reactivate as Covid Fogape loans finish

1. Includes other commercial loans to individuals. 2. Santander Consumer Finance, auto loans 3. Includes other non-segmented loans and interbank loans .

Solid liquidity levels and capturing market share in demand deposits

Total deposits

Ch$bn


+2.0%
+0.3%
28,289
27,065
28,072
28,164
28,555
Sept 22
Dec-22
Mar-23
Jun-23
Sept-23

Ch$ billion	9M23	YoY	QoQ
Demand deposits	12,904	(11.1%)	(2.8%)
Time deposits	15,651	13.6%	5.1%
Total deposits	**28,555**	**0.9%**	**1.4%**
Mutual funds	8,946	11.7%	5.0%
Bonds	10,307	11.0%	3.5%
LCR[2]	192.8%		
NSFR[2]	104.4%		

Nominal Yield Curve

%, annualized, 30/09/2023


9.4%
9.0%
8.5%
7.6%
6.1%
5.8%
30d
90d
180d
1y
3y
5y

Market share of demand deposits[4]


18.9%
19.7%
Aug-22
Aug-23

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management, a subsidiary of SAM Investment Holdings Limited. 2. LCR and NSFR calculated following the new local Chilean models. 3. Source: CMF as of August 2023 4. Source: CMF as of August 2023, excludes demand deposits of competitors in subsidiaries abroad.

Solid balance structure and liquidity levels

Structural balance sheet
US$bn, Sept 2023


Consumer 5.8
Commercial 19.4
Mortgages 18.6
AFS 7.8
HTC 5.3
Cash 2.7
Demand deposits 14.5
Term deposits 17.6
FCIC 6.7
Bilateral 4.2
Bonds 11.6
Equity 4.9
Assets
USD 81 bn
Liabilities

Balance Sheet sensitivities

Inflation:

- Approx 58% of loans are linked to inflation.
- UF Gap is managed through some UF deposits and bonds, and hedges.

Interest rates:

- FCIC (swapped to variable rate) due April1st and July 1st 2024. The Chilean Central Bank is providing Liquidity Deposits with maturities matching the payment dates of the FCIC. These will be treated as Held to Collect.
- Time deposits have an average maturity of 30-60 days.

YTD NIM of 2.0% as inflation decelerates. Client NIM's improving

Quarterly NIM[1] & Inflation


3.4%
3.4%
4.1%
4.1%
4.1%
3.0%
2.2%
2.2%
2.0%
1.6%
-0.4%
-1.2%
-1.9%
-2.1%
-2.5%
3Q22
4Q22
1Q23
2Q23
3Q23
NIM (1)
Client NIM (2)
Non-Client NIM (3)

	3Q	4Q	1Q	2Q	3Q	4Q est.
UF	3.5	2.5	1.3	1.4	0.3	1.6
Average MPR.	9.9	11.3	11.3	11.3	10.4	9.1

Net interest income

Ch$ billion	9M23	YoY	QoQ
Retail	1,024	20.8%	3.2%
Middle market	348	20.3%	(0.3%)
CIB	186	72.7%	(4.2%)
Other (Non-client NII)	(816)	(1168.6%)	19.1%
Net income from interest and readjustments	742	(43.8%)	(16.9%)
Avg. Int. earning assets	50,490	6.4%	1.2%
Average loans	39,316	4.7%	0.7%
Int. earning asset yield[4]	8.5%	+11bp	-100bp
Cost of funds[5]	6.9%	+207bp	-72bp
NIM YTD	2.0%	+196bp	-36bp

2.2%
Total NIM for 2023

Base case:
Inflation UF: 4.7%
Avg. MPR: 10.4%

Sensitivity:

Inflation ~+15bp for every +100bp (and vice-versa)

MPR ~-30bp for every +100bp in 12M period (and vice versa)

1. Annualized Net interest income divided by average interest earning assets (IEA).2. NII from business segments divided by IEA 3. Non client NIM = Total NIM minus Client NIM 4.Annualized gross interest income divided by average interest earning assets. 5. Annualized interest expense divided by sum of average interest bearing liabilities, including non-interest bearing demand deposits

Asset quality levels normalizing with a slight increase in NPLs from the lower economic activity

NPLs, Impaired and coverage of NPLs


NPL(1)
Impaired (2)
Coverage ratio (3)
130% 135% 136% 154% 198% 227% 261% 252% 259% 270% 279% 228% 200% 185% 185% 165% 158%
5.8% 5.9% 5.7% 5.3% 5.3% 5.2% 5.1% 4.9% 4.7% 4.5% 4.5% 4.7% 4.4% 4.8% 5.1% 5.4% 5.5%
2.0% 2.1% 2.0% 1.9% 1.6% 1.4% 1.3% 1.3% 1.2% 1.2% 1.2% 1.5% 1.7% 1.8% 1.9% 2.1% 2.3%
Sept/19 Dec/19 Mar/20 Jun/20 Sept/20 Dec/20 Mar/21 Jun/21 Sept/21 Dec/21 Mar/22 Jun/22 Sept/22 Dec/22 Mar/23 Jun/23 Sept/23

1. 90 days or more NPLs. 2. NPLs + restructured loans. 3. Loan loss reserves over NPLs, includes total additional provisions and regulatory requirements for Ch$299 bn

Asset quality levels normalizing with a slight increase in NPLs from the lower economic activity

Consumer loans

NPL ratio

Coverage from 320% to 467%


1.6%
1.2%
0.8%
1.6%
1.9%
Sept/19
Sept/20
Sept/21
Sept/22
Sept/23

Impaired ratio


5.2%
5.6%
3.5%
3.2%
4.5%
Sept/19
Sept/20
Sept/21
Sept/22
Sept/23

Mortgage loans

NPL ratio

Coverage from 38% to 62%


1.5%
1.0%
0.7%
1.1%
1.6%
Sept/19
Sept/20
Sept/21
Sept/22
Sept/23

Impaired ratio


4.8%
3.5%
3.0%
2.5%
3.4%
Sept/19
Sept/20
Sept/21
Sept/22
Sept/23

Commercial loans

NPL ratio

Coverage from 128% to 146%


2.4%
2.0%
1.7%
2.2%
3.0%
Sept/19
Sept/20
Sept/21
Sept/22
Sept/23

Impaired ratio


6.7%
6.4%
6.3%
6.4%
7.7%
Sept/19
Sept/20
Sept/21
Sept/22
Sept/23

Commercial loans by Segments

NPL ratio


Sep-19
Sep-23
6.5%
7.7%
0.9%
2.1%
SME
Middle Market

1. 90 days or more NPLs. 2. NPLs + restructured loans. 3. Loan loss reserves over NPLs, includes total additional provisions and regulatory requirements for Ch$299 bn.

Cost of Credit at 1.20% YTD in line with guidance

Cost of risk[1,2]


%
1.20%
0.90%
9M22
9M23

Provisions

Ch$ billion	9M23	YoY	QoQ
Gross provisions and write-offs	(427.7)	33.9%	4.1%
Recoveries	75.4	14.5%	9.5%
Provisions	**(352.3)**	**39.0%**	**2.9%**
Cost of risk(YTD)	1.20%		

Evolution of cost of risk by segment (YTD)[3]


Total
CIB
Middle-market
SME
Individuals
'Sept-19
Sept-23
1.2%
1.2%
0.2%
-0.2%
0.5%
0.6%
1.9%
1.8%
1.5%
1.5%

1. Cost of risk: Quarterly provision expense annualized divided by average loans. 2. Adjusted cost of risk: Quarterly provision expense without additional provisions, annualized and divided by average loans.
3. Cost of risk: YTD provision expense annualized divided by average loans , provisions by product include additional provisions

Digital platforms drives client growth and fees

Fees and Financial Transactions


Ch$bn
+20.4%
-8.2%
168.5
165.2
207.3
220.9
202.8
61.5
56.9
77.4
85.0
81.2
107.0
108.3
129.9
135.9
121.5
3Q22
4Q22
1Q23
2Q23
3Q23
Fees
Financial Transactions

New interchange fee regulation to start by year end. Estimated negative gross impact in 2024 is Ch$ 25bn and in 2025 Ch$47 bn

Fees

Ch$ billion	9M23	YoY	QoQ
Card fees	94.4	25.9%	7.6%
Getnet	32.5	90.2%	3.1%
Asset management	44.8	6.9%	8.1%
Collection fees	48.2	23.1%	(0.1%)
Insurance brokerage	26.5	(2.7%)	3.7%
Checking accounts	43.8	15.7%	(1.2%)
Guarantees, cont. op.	48.5	20.9%	20.6%
Others	81.2	115.2%	(55.3%)
Total	387.4	29.6%	(10.6%)

Financial transactions

Ch$ billion	9M23	YoY	QoQ
Client	184.9	11.9%	(0.1%)
Non-Client	58.6	(1398.4%)	(13.1%)
Total	243.5	51.5%	(4.4%)

Costs under control, decreasing YoY

Operating expenses

Ch$bn


-8.0%
+4.1%
251
236
217
222
231
3Q22
4Q22
1Q23
2Q23
3Q23

	3Q	4Q	1Q	2Q	3Q
Efficiency	46.2%	52.4%	44.4%	46.3%	54.1%

Ch$ billion	9M23	YoY	QoQ
Personnel expenses	316.8	0.6%	(7.2%)
Administrative expenses	227.5	0.5%	8.4%
Investment amortization	107.3	11.6%	3.9%
Other operating expenses	18.0	(79.4%)	--%
Operating expenses[1]	669.6	(7.7%)	4.1%
Efficiency ratio[2]	48.0%	+763bp	+779bp
Costs/assets	1.3%	+1.4bp	+4bp

US$260 million investment plan for the years 2023-2025

1. Operating expenses including impairment and other operating expenses. 2. Efficiency ratio: operating expenses including impairment and other operating expenses/ financial margin + fees+ financial transactions and net other operating income

Solid capital levels with CET1 ratio at 10.7% & BIS ratio at 17.1%

Core capital & BIS ratio



16,8%
17,1%
12.5% including buffers
9.0% Fully Loaded min. requirement in 2025[1]
4.0%
2.8%
10.1%
4.6%
2.1%
10.7%
Sept-22 Phase-in
Sept-23 Phase-in
Core capital
AT1
Tier 2

Current Phase-in of Basel III

	Dec-22	Dec-23	May-24	Dec-24	Dec-25
Minimum from Banking Law	4.5%	4.5%	4.5%	4.5%	4.5%
D- SIB	0.38%	0.75%	0.75%	1.13%	1.5%
Minimum CET1	**4.88%**	**5.25%**	**5.25%**	**5.63%**	**6.00%**
Conservation buffer	1.25%	1.88%	1.88%	2.5%	2.5%
Countercyclical buffer	0.0%	0.0%	0.5%	0.5%	0.5%
Min. CET1 + Buffers	**6.1%**	**7.1%**	**7.6%**	**8.6%**	**9.0%**
Pillar II (CET1, AT1 and Tier 2)	0.0%	0.0%	0.0%	0.0%	0.0%

Chilean capital requirements



CET1 requirements
CET1 Buffer requirements
Additional Capital
4.5%
Up to 3.5%
2.5%
0- 2.5%
0%-4.0%
1.5%
2.0%
CET1
D-SIB
Conservation buffer
Counter cyclical
Pillar 2
AT1
Tier 2

1. Includes systemic charge of 1.5% (Level II), and Pillar 2 of 0% according to current CMF requirements and regulatory phase-in of CET1 and RWAs.

Conclusions

Guidance

What to expect in 4Q23

- Macro assumptions: Av. MPR ~9.1%, UF var ~1.6%
- Margins starting to recover with the lower rates and higher quarterly UF variation. Robust client NIMs
- Sound performance on Non-NII, although impacted by start of reduction in interchange fees
- CoR should remain around 1.2%, NPLs increasing slightly
- Costs under control
- Quarterly ROE > 15%

Initial 2024 guidance

- Macro assumptions: GDP~2% / UF inflation: ~3% / MPR at 5.5% by year end.
- Mid-single digit loan growth as economy reactivates
- Robust income growth from clients
- Margins improving, with NIM of 3-3.5%
- Non-NII growing ~10% with good customer product trends but impacted by lower interchange fees
- CoR stabilizing at around 1.2% with asset quality following the economic cycle
- Cost in line with inflation, best in class in the industry
- Effective tax rate returning to normalized levels
- 2024 ROE: recovering towards normalized levels

LT ROE expectations unaltered: 17-19%

Santander

Annexes

	Sept-23	Dec-22	Sept-23/Dec-22
Assets	Ch$ Million		% Chg.
Cash and deposits in banks	2.411.594	1.982.942	21,6%
Cash items in process of collection	2.088.892	843.816	147,6%
Financial assets for trading at fair value through earnings	12.247.681	11.827.007	3,6%
Financial derivative contracts	*11.975.997*	*11.672.960*	2,6%
Financial debt instruments	*271.684*	*154.046*	76,4%
Financial assets at fair value through other comprehensive income	7.058.984	6.023.039	17,2%
Financial debt instruments	*6.961.694*	*5.880.733*	18,4%
Other financial instruments	*97.290*	*142.306*	(31,6%)
Financial derivative contracts for hedge accounting	836.130	477.762	75,0%
Financial assets at amortized cost	43.665.555	42.560.431	2,6%
Investments under resale agreements	4.155	-	--%
Financial debt instruments	4.752.706	4.867.591	(2,4%)
Interbank loans, net	*12.995*	*32.955*	(60,6%)
Loans and account receivables from customers- Commercial	*17.272.821*	*17.684.589*	(2,3%)
Loans and account receivables from customers- Mortgage	*16.504.231*	*15.729.010*	4,9%
Loans and account receivables from customers- Consumer	*5.118.647*	*5.282.812*	(3,1%)
Investments in associates and other companies	51.406	46.586	10,3%
Intangible assets	95.326	107.789	(11,6%)
Property, plant and equipment	186.357	189.364	(1,6%)
Assets with leasing rights	160.387	182.526	(12,1%)
Current taxes	76	315	(76,0%)
Deferred taxes	400.709	314.125	27,6%
Other assets	3.257.765	3.578.004	(9,0%)
Non-current assets and groups for sale	29.886	30.896	(3,3%)
TOTAL ASSETS	**72.490.744**	**68.164.603**	**6,3%**

	Sept-23	Dec-22	Sept-23/Dec-22
LIABILITIES	Ch$ Million		% Chg.
Cash items in process of being cleared	2.034.401	746.872	172,4%
Financial liabilities for trading at fair value through earnings	11.551.443	11.319.320	2,1%
Financial derivative contracts	*11.551.443*	*11.319.320*	*2,1%*
Financial derivative contracts for hedge accounting	2.423.969	2.788.794	(13,1%)
Financial liabilities at amortized cost	47.015.698	43.704.023	7,6%
Deposits and other demand liabilities	*12.904.084*	*14.086.226*	*(8,4%)*
Time deposits and other time liabilities	*15.651.236*	*12.978.790*	*20,6%*
Obligations under repurchase agreements	*712.630*	*315.355*	*126,0%*
Interbank borrowings	*9.657.330*	*8.864.765*	*8,9%*
Issued debt instruments	*7.903.923*	*7.165.893*	*10,3%*
Other financial liabilities	*186.496*	*292.995*	*(36,3%)*
Obligations for leasing contracts	116.387	137.089	(15,1%)
Financial instruments of issued regulatory capital	2.402.924	2.324.116	3,4%
Provisions for contingencies	120.192	172.826	(30,5%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	108.164	247.508	(56,3%)
Special provisions for credit risk	336.945	331.519	1,6%
Current taxes	130.814	112.481	16,3%
Deferred taxes	98	1	12104,2%
Other liabilities	1.932.211	2.041.682	(5,4%)
TOTAL LIABILITIES	**68.173.247**	**63.926.231**	**6,6%**
EQUITY			
Capital	891.303	891.303	0,0%
Reserves	3.115.239	2.815.170	10,7%
Accumulated other comprehensive income	(63.863)	(167.147)	(61,8%)
Elements that will not be reclassified to earnings	617	597	3,4%
Elements that can be reclassified to earnings	(64.481)	(167.744)	(61,6%)
Retained earnings from prior years	38.618	28.339	36,3%
Income from the period	319.486	808.651	(60,5%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(108.164)	(247.508)	(56,3%)
Total Shareholders' Equity	**4.192.619**	**4.128.808**	**1,5%**
Non-controlling interest	124.879	109.564	14,0%
EQUITY	**4.317.497**	**4.238.372**	**1,9%**
TOTAL LIABILITIES AND EQUITY	**72.490.744**	**68.164.603**	**6,3%**

	Sept-23	Dec-22	Sept-23/Dec-22
	Ch$ Million		% Chg.
Interest income	2.859.612	1.958.166	46,0%
Interest expense	(2.368.941)	(1.485.892)	59,4%
Net interest income	**490.670**	**472.274**	**3,9%**
Readjustment income	351.791	1.020.622	(65,5%)
Readjustment expense	(100.309)	(171.489)	(41,5%)
Net readjustment income	**251.481**	**849.133**	**(70,4%)**
Net income from interest and readjustment	**742.152**	**1.321.407**	**(43,8%)**
Fee and commission income	630.067	533.000	18,2%
Fee and commission expense	(242.661)	(234.040)	3,7%
Net fee and commission income	**387.406**	**298.960**	**29,6%**
Financial assets not for trading	100.704	(22.606)	(545,5%)
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(31.885)	16.814	(289,6%)
Changes, readjustments and hedge accounting in foreign currency	174.725	166.523	4,9%
Net financial result	**243.545**	**160.731**	**51,5%**
Income from investments in associates and other companies	6.406	6.249	2,5%
Results from non-current assets and non-continued operations	11.382	4.327	163,0%
Other operating income	3.065	2.619	17,0%
Total operating income	**1.393.955**	**1.794.293**	**(22,3%)**
Personnel expenses	(316.809)	(314.932)	0,6%
Administrative expenses	(227.499)	(226.468)	0,5%
Depreciation and amortization	(107.289)	(96.177)	11,6%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(18.035)	(87.533)	(79,4%)
Total operating expenses	**(669.633)**	**(725.110)**	**(7,7%)**
Operating results before credit losses	**724.322**	**1.069.183**	**(32,3%)**
Expense for provisions established for credit risk of loans at amortized cost	(422.336)	(280.918)	50,3%
Expense for special provisions for credit risk	(4.791)	(38.060)	(87,4%)
Recovery of written-off loans	75.426	65.889	14,5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(581)	(355)	63,9%
Credit loss expenses	**(352.282)**	**(253.444)**	**39,0%**
Net income from ordinary activities before tax	**372.040**	**815.739**	**(54,4%)**
Income tax	(37.804)	(96.679)	(60,9%)
Consolidated income for the period	334.236	719.060	(53,5%)
Income attributable to shareholders	**319.486**	**706.849**	**(54,8%)**
Income attributable to non-controlling interest	14.750	12.211	20,8%

	3Q23	2Q23	3Q22	3Q23/3Q22	3Q23/2Q23
		Ch$ Million			% Chg.
Interest income	987.377	948.735	780.634	26,5%	4,1%
Interest expense	(796.629)	(824.157)	(661.496)	20,4%	(3,3%)
Net interest income	**190.748**	**124.578**	**119.138**	**60,1%**	**53,1%**
Readjustment income	25.189	178.137	337.679	(92,5%)	(85,9%)
Readjustment expense	(4.778)	(48.603)	(92.962)	(94,9%)	(90,2%)
Net readjustment income	**20.411**	**129.534**	**244.717**	**(91,7%)**	**(84,2%)**
Net income from interest and readjustment	**211.159**	**254.111**	**363.855**	**(42,0%)**	**(16,9%)**
Fee and commission income	215.215	205.676	186.936	15,1%	4,6%
Fee and commission expense	(93.665)	(69.755)	(79.945)	17,2%	34,3%
Net fee and commission income	**121.550**	**135.921**	**106.991**	**13,6%**	**(10,6%)**
Financial assets not for trading	(26.390)	(6.147)	36.007	(173,3%)	329,3%
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	3.497	1.179	701	398,8%	196,5%
Changes, readjustments and hedge accounting in foreign currency	104.099	89.935	24.767	320,3%	15,7%
Net financial result	**81.206**	**84.967**	**61.475**	**32,1%**	**(4,4%)**
Income from investments in associates and other companies	2.209	2.655	1.856	19,0%	(16,8%)
Results from non-current assets and non-continued operations	9.186	(734)	6.280	46,3%	(1351,3%)
Other operating income	942	1.579	1.378	(31,6%)	(40,3%)
Total operating income	**426.252**	**478.500**	**541.835**	**(21,3%)**	**(10,9%)**
Personnel expenses	(105.668)	(113.927)	(106.135)	(0,4%)	(7,2%)
Administrative expenses	(78.115)	(72.088)	(82.366)	(5,2%)	8,4%
Depreciation and amortization	(36.310)	(34.932)	(32.094)	13,1%	3,9%
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(10.571)	(695)	(29.999)	(64,8%)	1421,9%
Total operating expenses	**(230.664)**	**(221.641)**	**(250.594)**	**(8,0%)**	**4,1%**
Operating results before credit losses	**195.588**	**256.858**	**291.242**	**(32,8%)**	**(23,9%)**
Expense for provisions established for credit risk of loans at amortized cost	(145.127)	(145.170)	(78.223)	85,5%	(0,0%)
Expense for special provisions for credit risk	(4.856)	1.419	(33.263)	(85,4%)	(442,2%)
Recovery of written-off loans	28.807	26.305	20.643	39,5%	9,5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	480	108	1	**47937,5%**	**344,7%**
Credit loss expenses	**(120.695)**	**(117.339)**	**(90.842)**	**32,9%**	**2,9%**
Net income from ordinary activities before tax	**74.893**	**139.519**	200.399	**(62,6%)**	**(46,3%)**
Income tax	(13.280)	(6.686)	(10.533)	**26,1%**	**98,6%**
Consolidated income for the period	**61.613**	**132.834**	**189.866**	**(67,5%)**	**(53,6%)**
Income attributable to shareholders	**56.616**	**127.187**	**185.592**	**(69,5%)**	**(55,5%)**
Income attributable to non-controlling interest	**4.997**	**5.647**	**4.274**	**16,9%**	**(11,5%)**

Profitability and efficiency	Sept-23	Sept-22	Variation bp
Net interest margin (NIM)[1]	2.0%	3.7%	(175)
Recurrencia[2]	57.9%	41.2%	1,662
Efficiency ratio[3]	48.0%	40.4%	763
Return on avg. equity[4]	10.4%	25.9%	(1,555)
Return on avg. assets[5]	0.6%	1.4%	(81)
Return on RWA[6]	1.1%	2.5%	(141)

Asset quality ratios (%)	Sept-23	Sept-22	Variation bp
NPL ratio[7]	2.3%	1.7%	58
Coverage of NPLs ratio[8]	158.0%	199.6%	(4,157)
Cost of credit[9]	1.2%	0.9%	30

Capital indicators	Sept-23	Dec-22	Variation
Risk-weighted assets	39,899,327	38,026,916	4.9%
Common Equity	4,275,569	4,212,916	1.5%
Regulatory capital	6,840,461	6,759,047	1.2%
Core capital ratio[10]	10.7%	11.1%	(36)
Tier I ratio[11]	2.1%	2.1%	(0)
Tier II ratio[12]	4.4%	4.6%	(27)
BIS ratio[13]	17.1%	17.8%	(63)

Clients and service channels	Sept-23	Sept-22	Variation %
Total clients[14]	3,907,194	4,024,633	(2.9%)
Active clients	2,263,503	2,174,951	4.1%
Loyal clients[15]	838,312	847,115	(1.0%)
Digital clients[16]	2,061,291	1,994,206	3.4%
Branches	254	306	(17.0%)
Employees	9,077	9,417	(3.6%)

Market capitalization (YTD)	Sept-23	Sept-22	Variation %
Net income per share (Ch$)	1.70	3.75	(54.8%)
Net income per ADR (US$)	0.76	1.55	(50.7%)
Stock price (Ch$/per share)	41.15	33.82	21.7%
ADR price (US$ per share)	18.34	14.01	30.9%
Market capitalization (US$mn)	8,640	6,789	27.3%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%